UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

China Kanghui Holdings

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

16890V100 **

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing ten ordinary shares.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16890V100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS CDH Venture Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,706,806[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,706,806
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[2]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 1,117,801 American Depositary Shares (“ADSs”) representing 6,706,806 ordinary shares of China Kanghui Holdings (the “Issuer”).
[2]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS CDH Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,706,806[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,706,806
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[4]
12	TYPE OF REPORTING PERSON PN

[3]	Based on 1,117,801 ADSs representing 6,706,806 ordinary shares of the Issuer.
[4]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS CDH Venture GP I Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,706,806[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,706,806
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[6]
12	TYPE OF REPORTING PERSON CO

[5]	Based on 1,117,801 ADSs representing 6,706,806 ordinary shares of the Issuer.
[6]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS William Hsu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,706,806[7]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,706,806
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,706,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[8]
12	TYPE OF REPORTING PERSON IN

[7]	Based on 1,117,801 ADSs representing 6,706,806 ordinary shares of the Issuer.
[8]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 6 of 9 Pages

Item 1	(a)	Name of Issuer:

China Kanghui Holdings

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No.1-8 Tianshan Road, Xinbei District, Changzhou Jiangsu Province 213022, People’s Republic of China

Item 2	(a)	Name of Person Filing:

CDH Venture Capital Limited, which is wholly owned by CDH Venture Partners, L.P., whose general partner is CDH Venture GP I Company Limited. Mr. William Hsu may be deemed to have voting and investment power over CDH Venture Capital Limited. Mr. William Hsu disclaims the beneficial ownership of any of the shares of the Issuer held by CDH Venture Capital Limited except to the extent of his pecuniary interest therein

Item 2	(b)	Address of Principal Business Office or, If None, Residence

CDH Venture Capital Limited 1503 Level 15 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong S.A.R.

CDH Venture Partners, L.P. Ugland House, P.O. Box 309GT South Church Street, George Town Grand Cayman, KY1-1104, Cayman Islands

CDH Venture GP I Company Limited Ugland House, P.O. Box 309GT South Church Street, George Town Grand Cayman, KY1-1104, Cayman Islands

William Hsu Suite 318, Tower B, Grand Pacific Center 8A Guanghua Road Beijing, 100026, P.R.C

Item 2	(c)	Citizenship

CDH Venture Capital Limited - British Virgin Island

CDH Venture Partners, L.P. - Cayman Islands

CDH Venture GP I Company Limited - Cayman Islands

William Hsu - Canada

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

American Depository Shares, each representing six ordinary shares

Item 2	(e)	CUSIP Number:

16890V100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100	Page 7 of 9 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CDH Venture Capital Limited	6,706,806 ordinary shares	4.8%	6,706,806 ordinary shares	0	6,706,806 ordinary shares	0
CDH Venture Partners, L.P.	6,706,806 ordinary shares	4.8%	6,706,806 ordinary shares	0	6,706,806 ordinary shares	0
CDH Venture GP I Company Limited	6,706,806 ordinary shares	4.8%	6,706,806 ordinary shares	0	6,706,806 ordinary shares	0
William Hsu	6,706,806 ordinary shares	4.8%	6,706,806 ordinary shares	0	6,706,806 ordinary shares	0

The percentages of ownership set forth above are based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and do not include 619,758 ordinary shares reserved for future option exercises.

CDH Venture Capital Limited is the record holder of 6,706,806 ordinary shares. CDH Venture Capital Limited is wholly owned by CDH Venture Partners, L.P., whose general partner is CDH Venture GP I Company Limited. Mr. William Hsu may be deemed to have voting and investment power over CDH Venture Capital Limited. Mr. William Hsu disclaims the beneficial ownership of any of the shares of the Issuer held by CDH Venture Capital Limited except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012

CDH Venture Capital Limited

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

CDH Venture Partners, L.P.

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director of the General Partner of CDH Venture Partners, L.P.

CDH Venture GP I Company Limited

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

WILLIAM HSU

By:	/s/ William Hsu

SCHEDULE 13G

CUSIP No. 16890V100	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement